SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November, 2004

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F  ☑     Form 40-F  ☐

[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐     No  ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION (Registrant)
	By:	/s/ Masahiko Goto (Signature) Masahiko Goto President
Date: November 19, 2004

For immediate release

November 19, 2004

Company name:	Makita Corporation
Representative:	Masahiko Goto, President
Code number:	6586
Stock exchange listings:	First sections of the Tokyo and Nagoya stock exchanges

Basic Agreement to
Purchase the Nailer Business of Kanematsu-NNK Corp.

     Makita Corporation (“Makita”) is pleased to announce that on November 19, 2004, Makita and Kanematsu-NNK Corp. (“Kanematsu-NNK”) signed a Memorandum of Understanding regarding Makita’s purchase of the nailer business of Kanematsu-NNK (the “Transaction”). The details are as follows:

1.  Purpose
      Makita reached a basic agreement with Kanematsu-NNK regarding Makita’s purchase of Kanematsu-NNK’s nailer business.

     At present, Makita manufactures and sells nailers in Japan and overseas, as a part of its core business i.e. the electric power tools business. Because competition in the field of nailers has intensified lately due to domestic competitors’ vigorous activities and market globalization, reinforcing Makita’s position in this field has become an important business challenge from the viewpoint of our marketing strategy.

     Makita has already been supplied with come nailer products from Kanematsu-NNK and highly appreciated Kanematsu-NNK’s competence in terms of R&D and manufacturing. Therefore, through the Transaction, Makita believes that it will be able to enhance the level of its competence in R&D and manufacturing of nailers in a short period of time and improve its competitiveness by taking in the customer base of Kanematsu-NNK. Makita also expects synergy in marketing electric power tools by expanding the line-up of its products.

2.  Outline of the Transaction

(1)	Kanematsu-NNK shall split off its nailer business to Makita’s wholly-owned subsidiary, which will be established for the Transaction, by using the company split procedure. Kanematsu-NNK shall be allotted and receive new shares to be issued by such subsidiary as a result of the company split. On the same day, all of such shares allotted to Kanematsu-NNK shall be transferred to Makita, and the subsidiary will then be Makita’s wholly-owned subsidiary.
(2)	The Transaction is subject to (i) approval at Kanematsu-NNK’s shareholders meeting and (ii) expiration of the waiting period after acceptance of the filing with respect to the Transaction with the Japan Fair Trade Commission.

English Translation of press release originally issued in Japanese language

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3.  Overview of Kanematsu-NNK

(1) Company Name:	Kanematsu-NNK Corp.
(2) Representative:	Norihiko Tominaga, President
(3) Principal Office:	2, Kojimachi 3-chome, Chiyoda-ku, Tokyo
(4) Establishment:	March 6, 1934
(5) Business Lines:	Geotech (foundation improvement) engineering, nailers, lumber & housing construction.
(6) Fiscal Year:	March
(7) Employees:	359/334 (Consolidated/Non-consolidated) (as of March 31, 2004)

4.  Performance of Business to be Acquired (Nailer Business) in Recent Fiscal Years

	Yen (millions)
	For the years ended March 31,
	2003	2004
Sales	6,732	7,253
Operating income	183	181

5.  Schedule

Late December 2004:	Signing the Definitive Agreement
April 1, 2005:	Implementation of Company Split and Stock Transfer

6.  Projected Performance of Makita
      The Transaction will have no effect on Makita’s projected performance for this fiscal year.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

English Translation of press release originally issued in Japanese language

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